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                                                            OMB APPROVAL
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--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
--------                                            Estimated average burden
                                                    hours per response.... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
    Marine Drilling Companies, Inc.           (Month/Day/Year)              Pride International, Inc., PDE      (Month/Day/Year)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)          05/23/01                   5. Relationship of Reporting        -----------------------
One Sugar Creek Center Blvd., Suite 600    ----------------------------     Person(s) to Issuer              7. Individual or Joint/
----------------------------------------   3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
             (Street)                         Number of Reporting              Director    X  10% Owner         Applicable Line)
                                              Person, if an entity       -----           -----                   X  Form filed by
    Sugar Land     Texas    77478-3556        (voluntary)                      Officer        Other (specify    --- One Reporting
--------------------------------------                                   -----           -----      below)          Person
      (City)      (State)      (Zip)       ----------------------------  (give title below)                         Form filed by
                                                                                                                --- More than One
                                                                         ------------------------------             Reporting Person
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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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No Securities Owned
(see Explanation of Responses)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.
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
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FORM 3 (CONTINUED)                      TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                   (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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
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1. Title of Derivative  2. Date Exercisable     3. Title and Amount of      4. Conversion    5. Ownership    6. Nature of Indirect
   Security (Instr. 4)     and Expiration          Securities Underlying       or Exercise      Form of         Beneficial Ownership
                           Date                    Derivative Security         Price of         Derivative      (Instr. 5)
                           (Month/Day/Year)        (Instr. 4)                  Derivative       Security:
                        -------------------------------------------------      Security         Direct (D) or
                                                                Amount or                       Indirect (I)
                        Date         Expiration                 Number                          (Instr. 5)
                        Exercisable  Date          Title        of Shares
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No Securities Owned
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(see Explanation of
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Responses)
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Explanation of Responses:

     In connection with the Agreement and Plan of Merger dated as of May 23, 2001 (the "Merger Agreement"), among Pride
International, Inc. ("Pride"), PM Merger, Inc., Marine Drilling Companies, Inc. ("Marine") and AM Merger, Inc., Pride and Marine
entered into a Stock Option Agreement pursuant to which Pride granted Marine an option (the "Option") to purchase up to 14,645,963 shares of common stock, par value $0.01 per share, of Pride (the "Option Shares"), for a purchase price of $32.65 per share (the
"Purchase Price"). Prior to the exercise of the Option, Marine is not entitled to any rights as a shareholder of Pride as to the
Option Shares. The number of Option Shares and the Purchase Price are subject to adjustment in certain circumstances, provided that the aggregate number of shares purchasable by Marine upon exercise of the Option at the time of its exercise (together with prior purchases under the Option) may not exceed 19.9% of the total outstanding shares of common stock of Pride immediately prior to the time of such exercise. The Option may be exercised by Marine at any time after Pride becomes obligated to pay a fee pursuant to Section 9.5(b)(1) of the Merger Agreement (the "Termination Fee"). The Option will terminate upon the earliest of (i)
the Effective Time (as defined in Section 1.5(c) of the Merger Agreement), (ii) 12 months after Marine first receives written notice from Pride that it has become obligated to pay the Termination Fee, and (iii) the date of termination of the Merger
Agreement, unless Pride is, or could be, obligated to pay the Termination Fee. The Option only becomes exercisable under certain circumstances, none of which has occurred as of the date hereof. Prior to such occurrence, Marine expressly disclaims beneficial ownership of the Option Shares.

                                                                                    Marine Drilling Companies, Inc.

                                                                                    /s/ Dale W. Wilhelm                    6/4/01
                                                                                    ----------------------------------  ------------
                                                                                     **Signature of Reporting Person        Date
                                                                                     By: Dale W. Wilhelm
                                                                                     Title: Vice President and Controller
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      Criminal Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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